1st NRG

1ST NRG Corp.

1730 Labounty Rd. @213

Ferndale, WA 98248

(306) 738-7243

July 8, 2009

By: EDGAR - Correspondence

Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C.

20549-3561

Dear Ms. Jenkins:

Re:  Your correspondence dated June 17, 2009 – 1st NRG, Corp. – File No. 000-26600

Further to our telephone conversation of today explaining that due to minimal staff and holidays this has just come to my attention for follow-up and reply.

As discussed we agreed that a response will be forwarded on or before July 17, 2009.

We apologize for the delay and appreciate your patience.

Yours truly,

1st NRG, Corp.

per E. D. Renyk, C.A.

Assistant Secretary